

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2024

Neil J. Laird
Chief Financial Officer
NovAccess Global Inc.
8584 E. Washington Street
No 127
Chagrin Falls, OH 44023

       Re: NovAccess Global Inc.
           Form 10-K for the Year Ended December 31, 2023
           File No 000-29621

Dear Neil J. Laird:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Controls Over Financial Reporting, page 20

1.   Plese amend your filing to provide management's conclusion about the Company's Internal Controls Over Financial Reporting. The existing conclusion is for the Company's Disclosure Controls and Procedures.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences